To:	All Senior Executives and Former Partners Holding Accenture SCA Class I Common Shares

From:	William D. Green, Chairman & CEO

Date:	April 3, 2007

Subject:	Modified Dutch Auction Tender Offer for Accenture SCA Class I Common Shares
Dear Accenture SCA shareholder:
Since launching the Modified Dutch Auction Tender Offer (the “Offer”) for Accenture Class I Common Shares (the “Shares”) on March 8, 2007, many of you have contacted me and our Information Agent, Innisfree, with questions about the Offer.
Although we have addressed these topics in the tender offer materials, some questions have been raised a number of times by your fellow shareholders and former partners. Some important questions and considerations in deciding whether to take advantage of this Offer have been raised. I would like to share these questions with you and our responses for the benefit of all shareholders:
First, what is the likelihood that this is the last tender offer of this type?
It is management’s view that Accenture will not make additional offers of this type in the future. If you wish to liquidate some or all of your Shares, you should not expect a similar opportunity to be made available prior to the lapsing of the transfer restrictions applicable to your Shares. Things can change but as you will see in the next response ... it just stops making sense for everyone as 2009 approaches.
Second, why wouldn’t Accenture make this type of offer on a regular basis going forward?
As we get closer to 2009, we recognize that the mutual benefit of these discounted offers will diminish. In addition, our willingness to commit the time and resources to conduct additional discounted offers diminishes as we move closer to 2009. This process is not an easy one and is disruptive to our normal share activities. This makes good sense for certain shareholders and Accenture at this point in time but will not be as attractive to either in the near future.
Third, why would shareholders tender their Shares to Accenture at a discount, especially in light of recent increases in the trading price of Accenture Ltd Class A common shares?
As described in your Offer documents, the Offer may be more attractive to certain holders of Shares that are restricted from transfer until 2009. You should consider your own financial situation. There are considerations in addition to this likely being the last opportunity to participate in this type of offer. People are considering a series of factors such as:
•	their desire to diversify market risk;

•	the continuing transfer restrictions applicable to their Shares (other than in the Offer);

•	the possible volatility of the Share price;

•	the potential foreign exchange volatility;

•	potential changes to U.S. and foreign tax law regulations; and

•	other factors that may be relevant to their personal circumstances.
We make no recommendation concerning whether you should tender your Shares in the Offer, and if you do tender Shares, the price at which you should tender such Shares. You should consult your own legal, tax and investment advisors in addition to considering the above factors, as well as your personal situation in determining whether to tender Shares in this Offer.
We thought it might be helpful if we summarized some of the questions and considerations received for others to consider. This is a summary of only a few questions and considerations. You should read and consider all of the Offer materials before making any decision. Please keep in mind that the Offer expires at midnight (New York time) on Wednesday, April 4, 2007.
If you have any further questions, we encourage you to contact our Information Agent, at:
Innisfree M&A Incorporated
501 Madison Avenue
20th Floor
New York, New York 10022
United States
U.S. Toll Free Telephone No.: +1 (877) 800-5182
Telephone No. for International Collect Calls: +1 (412) 232-3651
Email Address: info@innisfreema.com
For instructions on how to participate in the Offer, please review the Shareholder Instructions and Master Signature Page included in the Offer materials previously sent to you. The Offer is scheduled to expire at 12:00 midnight (New York time) on Wednesday, April 4, 2007. If you would like to tender Shares in the Offer, you must do so prior to that time.
Bill